# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 08/06/2025
Amends the filing with accession number 0000898432-24-000861
Filed by CIK 0001738701
Persons authorized to receive notices and communications: Christine Krentz, 4 Gatehall Drive, Parsippany, New Jersey (NJ), 07054, (908) 409-6700

## Reporting persons
- Patel Chirag K. (CIK 0001738701): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 22,180,421; shared voting power 0; sole dispositive power 22,180,421; shared dispositive power 0; aggregate amount beneficially owned 22,180,421 (7.1% of the class)
  Comment: The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 314,079,309 shares of Class A Common Stock outstanding, as disclosed in the New Issuer's Quarterly Report on Form 10-Q, filed on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the "Initial 13D" and, as amended and supplemented through the date of this Amendment No. 6, the "Schedule 13D"), by the Reporting Person relating to Class A Common Stock of the New Issuer. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 314,079,309 shares of Class A Common Stock outstanding, as disclosed in the New Issuer's Quarterly Report on Form 10-Q, filed on August 7, 2025:

Reporting Person - Chirag Patel
Amount Beneficially Owned - 22,180,421
Percent of Class - 7.1
Sole power to vote or to direct the vote - 22,180,421
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 22,180,421
Shared power to dispose or to direct the disposition - 0

The Reporting Person owns directly (i) 857,980 shares of Class A Common Stock, (ii) 24,977 shares of Class A Common Stock issuable upon exercise of options exercisable for $15.01 per share, which expire on May 7, 2028 and (iii) 28,044 shares of Class A Common Stock issuable upon exercise of options exercisable for $14.05 per share, which expire on May 6, 2029; and may be deemed to beneficially own 21,269,420 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information.

On August 6, 2025, the Borrowers entered into an Omnibus Amendment Agreement (the "Amendment") to the Margin Loan Agreement with UBS, and the Pledge and Security Agreement, dated as of October 29, 2024, by and between the Borrowers and UBS (the "Security Agreement"). In connection therewith, the Borrowers and UBS agreed to increase the Collateral pledged pursuant to the Security Agreement to 19,000,000 shares of Class A Common Stock, and extend the maturity date for the obligations of the Borrowers under the Margin Loan Agreement to April 29, 2028. A copy of the Security Agreement, as modified by the Amendment, is attached as an Exhibit to this Schedule 13D, and is incorporated herein by reference.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Pledge and Security Agreement, dated as of October 29, 2024, by and among each of the Borrowers, UBS and UBS Financial Services Inc., as amended by the Omnibus Amendment Agreement, dated as of August 6, 2025.

## Signatures
- Patel Chirag K.: Chirag K. Patel, Patel Chirag K. (08/08/2025)